Arbios Systems, Inc.
8797 Beverly Boulevard
Suite 206
Los Angeles, CA 90048

June 30, 2005

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Office of Small Business Review
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Gary Todd—Reviewing Accountant

Re: Arbios Systems, Inc. File 000-32603

Dear Mr. Todd:

By letter dated June 16, 2005, the staff of the Securities and Exchange Commission (the “Staff”) provided this Company, Arbios Systems, Inc., with comments to this Company’s Quarterly Report on Form 10-QSB for the period ended March 31, 2005. This letter contains the responses of Arbios Systems, Inc. to the Staff’s comments. The numbers of the responses and the headings set forth below correspond to the numbered comments and headings in the June 16 letter from the Staff.

Form 10-QSB for the period ended March 31, 2005

Financial Statements

Note 2. Stock-Based Compensation, page 6

1.
The significant assumptions used in applying the Black Scholes option-pricing model for any stock-based compensation paid to non-employees during the first quarter of 2005 were the following: dividend yield 0%, volatility 0.83, risk free interest rate of 3.77% to 4.17% and an expected life of 5 years. We will disclose these assumptions for stock-based compensation paid to non-employees in future filings.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 8

Critical Accounting Policies

Patents, page 9

2.	We propose to include in future filings the following disclosure:

“The licensed capitalized patents costs were recorded based on the estimated value of the equity security issued by the Company to the licensor. The value ascribed to the equity security took into account, among other factors, the Company’s stage of development and the value of other companies developing extracorporeal bioartificial liver assist devices.”

Please direct questions regarding this letter to the undersigned at (310) 657-4879.

Very truly yours,

Scott Hayashi
Chief Financial Officer